U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 20, 2018, Dr. Rongtian He resigned as a member of the Board of Directors (the “Board”) of Dogness (International) Corporation (the “Registrant”). Dr. He’s resignation was not the result of any disagreement with the Registrant, the Registrant’s management or the Board.

On June 22, 2018, the Board and the Nominating Committee of the Registrant appointed Mr. Qingshen Liu as a member of the Board of Directors, effective immediately.

Mr. Qingshen Liu, age 45, will serve as a member of the Board, will serve on the Nominating Committee, the Audit Committee and Compensation Committee and will serve as the Chairman of the Nominating Committee. Mr. Liu’s director engagement letter provides for payment of $8,000 per year for services. Mr. Liu will serve as a director until the next annual meeting of shareholders of the Company, at which shareholders will vote for all members of the Board of Directors.

Dr. Qingshen Liu is an associate professor in the Faculty of Animal Science at South China Agriculture University. He has many years of experience in teaching, research, and social services and focuses on commercial animal breeding, nutrition, and biotechnology. Dr. Liu’s vast industry involvement includes senior roles at the Chinese Association of Animal Science and Veterinary Medicine, the Guangdong Zoological Society, the Guangdong Association of Animal Husbandry and Veterinary Medicine, the Guangdong Pet Industry Technology Innovation Alliance, the Guangdong Vocational Education Strategic Alliance for the pet industry, and the China Native Dog Protection Association. He is also a consultant for the China Pet Health Nutrition Association, the Dongguan Pet Industry Association, and the Guangdong Province Science and Technology Project. He is an editor of Kennel Technology and the Guangdong Journal of Animal and Veterinary Science. Dr. Qingshen Liu holds a Ph.D in animal nutrition and feed science from South China Agricultural University.

Exhibits

The following document is filed herewith:

Exhibit Number	Document

99.1	Press release dated June 26, 2018, titled “Dogness (International) Corporation Announces Changes to Board of Directors”

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

By:	/s/ Silong Chen
Name: Silong Chen Title: Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: June 26, 2018

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